May 21, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ameron International Corporation
Form 10-K for the Fiscal Year Ended November 30, 2007
Form 10-Q for the Fiscal Quarter Ended March 2, 2008
File No. 001-09102

Dear Mr. Cash:

On behalf of Ameron International Corporation (the “Company”), this responds to your letter of April 29, 2008.  For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related response.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Form 10-K for the Fiscal Year Ended November 30, 2007

General

1.
We note the disclosure on page 4 that your technology is used in the Middle East through affiliated companies.  We also note the disclosure on page 21 that the Fiberglass-Composite Pipe Group achieved record sales and profits in 2006 in part as a result of increased shipments to the Middle East from your Asian subsidiary operations.  Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria, or Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls.  However, your web site for Bondstrand, Ltd., a joint venture in which you own a 40% interest, includes under the case history section for Bondstrand Glassfiber Reinforced (GRE) pipe systems a list of projects that includes projects in Iran and Sudan.

Please describe for us any past, current and anticipated operations in, or other contacts with, Iran, Syria, or Sudan.  Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements.  Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

RESPONSE:

In accordance with applicable United States laws, the Company does not have any past, current or anticipated operations in, or other contacts with, Iran, Syria or Sudan, including, but not limited to contacts through any joint ventures, distributors and subsidiaries.  The Company has no agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of Iran, Syria or Sudan.

Ameron (Pte.) Ltd. (“APL”), a wholly-owned subsidiary of the Company located in Singapore, Ameron (Malaysia) Sdn. Bhn. (“AM”), a wholly-owned subsidiary of APL located in Malaysia and Bondstrand Gulf FZE (“BFZE”), located in Dubai, a wholly-owned subsidiary of Ameron B.V. (“ABV”), a wholly-owned subsidiary of the Company located in the Netherlands, have reported to us, in response to our inquiry about their current operations following your directive in your letter dated April 29, 2008, that APL, AM and BFZE do have limited contacts in these countries.  APL, AM and BFZE reported limited sales of non-United States origin products into Iran, Syria or Sudan which are quantified in response to question #2 below.  These sales were reported to be confined to sales of pipes and pipe-related products.  These activities of these subsidiaries were in no way controlled, assisted, directed or coordinated by the Company or any United States person.

APL, AM, ABV and BFZE are engaged in the manufacture and/or sale of fiberglass pipe products.  From time to time APL, AM, ABV and BFZE sell products to Bondstrand Ltd. (“BL”) in Saudi Arabia, and to other customers in the Middle East.  BL is a Saudi-based company that is 40%-owned by ABV, but over which ABV has no control.  BL is 60%-owned and controlled by the Saudi Arabian Amiantit Co. (“Amiantit”).  Amiantit is not an affiliate of the Company.

In the late 1970's, ABV licensed its fiberglass pipe manufacturing technology to BL.  The fiberglass pipe manufacturing technology license was limited to the territory of Saudi Arabia.  Despite the fact that BL unilaterally has taken the position that such license has expired, BL reportedly continues to use the fiberglass pipe manufacturing technology in the Middle East without ABV’s consent.

In the late 1970's, the Company licensed its concrete pipe manufacturing technology to Ameron Saudi Arabia Ltd. (“ASAL”).  ASAL is a Saudi-based company that is 30%-owned by the Company, but over which the Company has no control.  ASAL is 70%-owned and controlled by Amiantit.  The concrete pipe manufacturing technology license was limited to the territory of Saudi Arabia.  Despite the fact that ASAL unilaterally has taken the position that such license has expired, ASAL reportedly continues to use the concrete pipe manufacturing technology in the Middle East without the Company’s consent.

In 1998, the Company licensed certain of its concrete pipe manufacturing technology to Ameron Egypt (“AE”).  AE is an Egyptian-based company that is minority-owned by ASAL and majority-owned by an unaffiliated Egyptian company.  Neither the Company nor any of its subsidiaries controls AE.  The concrete pipe manufacturing technology license is limited to the territory of Egypt.

As noted above, BL, AE and ASAL are not controlled by ABV or the Company.  To the Company’s knowledge, BL’s operations, including its website, are controlled solely by BL and its majority owner Amiantit.  If BL, AE or ASAL are directly or indirectly selling products or services to persons in Iran, Syria or Sudan, they are doing so without the consent or knowledge of the Company.  All of the Company’s contacts with BL, ASAL and AE are consistent with United States trade and other applicable laws.

2.
Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  Several states have adopted or are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan.  Harvard University, Stanford University and other academic institutions have adopted similar investment policies.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries designated as state sponsors of terrorism.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian, Syrian, and Sudanese governments, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

RESPONSE:

As described above, the Company does not have any past, current or anticipated operations in, or other contacts with, Iran, Syria or Sudan.  ABV reported in response to our inquiry about their current operations that they did not have any sales into Iran, Syria or Sudan.  APL, AM and BFZE reported in response to our inquiry about their current operations that they did have limited sales into Iran, Syria or Sudan.  The following are the reported combined direct sales of APL, AM and BFZE for the fiscal years ended November 30, 2007, 2006 and 2005 in Iran, Syria and Sudan. (All amounts represent the U.S. dollar equivalent of the Singapore dollar amounts reported by APL, AM and BFZE.)

	FY 2007	FY 2006	FY 2005
Iran	$151,485	$1,351,289	$3,528,298
Syria	0	0	0
Sudan	0	0	0
	$151,485	$1,351,289	$3,528,298

The following are the combined reported sales of APL, AM and BFZE for fiscal years ended November 30, 2007, 2006 and 2005 to third parties in countries located outside Iran, Syria or Sudan, where APL, AM and BFZE reported they had knowledge at the time of such sale that the products sold were to be used in Iran, Syria or Sudan.

Sales FY 2007
	Iran	Syria	Sudan
Japan	$59,466	$0	$0
S. Korea	1,508,382	0	0
	$1,567,848	$0	$0

Sales FY 2006
	Iran	Syria	Sudan
Japan	$380,323	$0	$0
S. Korea	1,754,259	0	0
Malaysia	0	0	400,889
	$2,134,582	$0	$400,889

Sales FY 2005
	Iran	Syria	Sudan
Japan	$690,863	$0	$0
S. Korea	7,350,013	0	0
UAE	5,346	0	0
Malaysia	0	0	971,452
	$8,046,222	$0	$971,452

The following details the reported combined accounts receivable of APL, AM and BFZE as of March 2, 2008 from sales made directly into Iran, Syria or Sudan.

HB Composite (Iran)	$40,621
Toyo Engineering (Iran)	-13
$40,608

The following details the reported combined accounts payable of APL, AM and BFZE as of March 2, 2008 in connection with sales made directly into Iran, Syria or Sudan.

HP Composites	$27,846
$27,846

The following details the reported combined liabilities in the form of bank guarantees of APL, AM and BFZE as of March 2, 2008 related to Iran.  There are no liabilities or bank guarantees related either to Syria or Sudan.

Iran International General Contracting                                                                                     $22,635                      30-Jun-08 (Maturity Date)

Neither the Company nor, as reported, its subsidiaries, have (i) any oral or written agreements with the governments or entities controlled by the government of Iran, Syria or Sudan, or (ii) any anticipated future operations in or other contacts with Iran, Syria or Sudan with either governmental entities or private parties located in these countries. In addition, neither the Iranian, Syrian and Sudanese governments, nor persons or entities controlled by these governments, received cash or acted as intermediaries to the Company or, as reported, its subsidiaries.

The Company is in compliance with all applicable United States laws regarding contact with or sales to Iran, Syria or Sudan, does not have any past, current or anticipated operations in, or other contacts with, Iran, Syria or Sudan, including, but not limited to contacts through any joint ventures, distributors and subsidiaries.  The limited contacts of the Company’s subsidiaries described above are not material to the Company’s consolidated sales from continuing operations, the Company’s consolidated balance sheets or the Company’s consolidated cash flows.  The limited contacts of the Company’s subsidiaries described above are not quantitatively or qualitatively material to the Company’s security holders and do not constitute a material investment risk for the Company’s security holders.  This is true notwithstanding current or potential investors policies or existing and proposed state legislation relating to investments in companies who conduct business in these countries.

Item 9A – Controls and Procedures, page 56

3.
We note that your disclosure controls and procedures are “effective.”  However, your disclosure does not provide the correct definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e).  Please confirm to us that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In addition, please revise your future filings to state the full definition of disclosure controls and procedures.  Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

RESPONSE:

We confirm that the Company disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Act are accumulated and communicated to the Company’s management, including principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  We will revise future filings to state the full definition of disclosure controls and procedures.

Exhibit 99.1 – TAMCO Financial Statements, page 1

4.
We note that the financial statements for TAMCO for the fiscal year ended November 30, 2007 do not include a signed audit opinion from your independent auditors.  In this regard, please confirm to us that you have received a signed audit opinion.  Additionally, we remind you to include a conformed signed audit report in future filings.

RESPONSE:

We confirm that the Company received a signed audit opinion.  A signed copy of the opinion is attached.  In the future, we will include a conformed signed audit report in our filings.

*           *           *           *           *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (626) 683-4000.

Sincerely,

/s/ James R. McLaughlin
James R. McLaughlin
Senior Vice President,
Chief Financial Officer & Treasurer